SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  US LEC Corp.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   90331S 10 9
                                 (CUSIP Number)

                                 Richard T. Aab
                                c/o US LEC Corp.
                       212 South Tryon Street, Suite 1540
                         Charlotte, North Carolina 28281
                                 (704) 319-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




                                  June 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO.: 90331S 10 9                                       Page 2 of 10 Pages
------------------ --------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON

                   Richard T. Aab
------------------ --------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]

                                                                                 (b) [  ]
------------------ --------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


------------------ --------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS

                   PF

------------------ --------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                            [  ]


------------------ --------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America

------------------ ----------- --------------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER

                               17,256,450

                   ----------- --------------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY
                               0

                   ----------- --------------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                               8,902,950

                   ----------- --------------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER

                               4,309,500

------------------ --------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   17,256,450

------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [  ]


------------------ --------------------------------------------------------------------------------------------------

       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   62.9%
------------------ --------------------------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON

                   IN
------------------ --------------------------------------------------------------------------------------------------





CUSIP NO.: 90331S 10 9                                    Page 3 of 10 Pages
------------------ --------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON

                   Joyce M. Aab
------------------ --------------------------------------------------------------------------------------------------

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]

                                                                                 (b) [  ]

------------------ --------------------------------------------------------------------------------------------------

        3          SEC USE ONLY


------------------ --------------------------------------------------------------------------------------------------

        4          SOURCE OF FUNDS

                   PF
------------------ --------------------------------------------------------------------------------------------------

        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                            [  ]

------------------ --------------------------------------------------------------------------------------------------

        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
------------------ --------------------------------------------------------------------------------------------------

NUMBER OF SHARES       7       SOLE VOTING POWER

                               0
                   ----------- --------------------------------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY
                               0
                   ----------- --------------------------------------------------------------------------------------
 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                               0
                   ----------- --------------------------------------------------------------------------------------
PERSON WITH            10      SHARED DISPOSITIVE POWER

                               4,309,500

------------------ --------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,309,500

------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [  ]


------------------ --------------------------------------------------------------------------------------------------

       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.4%
------------------ --------------------------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON

                   IN

------------------ --------------------------------------------------------------------------------------------------





CUSIP NO.: 90331S 10 9                                     Page 4 of 10 Pages
------------------ --------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON

                   Tansukh V. Ganatra
------------------ --------------------------------------------------------------------------------------------------

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]

                                                                                 (b) [  ]


------------------ --------------------------------------------------------------------------------------------------
        3          SEC USE ONLY



------------------ --------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS

                   PF

------------------ --------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)                                                            [  ]

------------------ --------------------------------------------------------------------------------------------------

        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
------------------ --------------------------------------------------------------------------------------------------

NUMBER OF SHARES       7       SOLE VOTING POWER

                               0
                   ----------- --------------------------------------------------------------------------------------

  BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY
                               0
                   ----------- --------------------------------------------------------------------------------------

 EACH REPORTING        9       SOLE DISPOSITIVE POWER

                               4,044,000
                   ----------- --------------------------------------------------------------------------------------

PERSON WITH            10      SHARED DISPOSITIVE POWER

                               0

------------------ --------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,044,000

------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        [  ]


------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   28.1
------------------ --------------------------------------------------------------------------------------------------

       14          TYPE OF REPORTING PERSON

                   IN

------------------ --------------------------------------------------------------------------------------------------

                                                             Page 5 of 10 Pages

Explanatory Note:

         Richard T. Aab, Melrich (a New York limited partnership controlled by Mr. Aab and his wife, Joyce M. Aab) ("Melrich"), Tansukh V. Ganatra, and Super STAR Associates Limited Partnership (a North Carolina limited partnership controlled by Mr. Ganatra) ("Super STAR") are the sole record holders of all outstanding shares of Class B Common Stock issued by US LEC Corp. Shares of Class B Common Stock are convertible on a one-for-one basis into shares of US LEC Corp. Class A Common Stock, at the option of the holder or automatically in certain circumstances. Each holder of Class B Common Stock has entered into an agreement, dated as of January 1, 1998 (the "Class B Stockholders Agreement"), pursuant to which, among other things, the parties agreed to grant to Mr. Aab an irrevocable proxy to vote all of their shares of Class B Common Stock. As a result of the Class B Stockholders Agreement, Mr. Aab may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with Mrs. Aab and Mr. Ganatra.

                                                          Page 6 of 10 Pages

Item 1.  Security and Issuer

         This statement relates to the Class A Common Stock of US LEC Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 212 South Tryon Street, Suite 1540, Charlotte, North Carolina 28281.

Item 2.  Identity and Background

         (a) - (c) and (f) This statement is being filed on behalf of Richard T. Aab, Joyce M. Aab, and Tansukh V. Ganatra (the "Reporting Persons") as a result of recent purchases of Class A Common Stock by Mr. Aab, as more fully described under Items 3 and 5.

         Mr. Aab, a United States citizen, is the Chairman and Chief Executive Officer of the Company. His address is c/o US LEC Corp., 212 South Tryon Street, Suite 1540, Charlotte, North Carolina 28281.

         Mrs. Aab, a United States citizen, is the wife of Mr. Aab. Her address is c/o US LEC Corp., 212 South Tryon Street, Suite 1540, Charlotte, North Carolina 28281.

         Mr. Ganatra, a United States citizen, is the President and Chief Operating Officer of the Company. His address is c/o US LEC Corp., 212 South Tryon Street, Suite 1540, Charlotte, North Carolina 28281.

         (d) and (e) During the last five years, the Reporting  Persons have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Except as discussed below, each of the Reporting Persons purchased with personal funds the securities reported in Item 5 prior to registration of the Class A Common Stock under Section 12(g) of the Exchange Act.

         On May 13, 1998, Mr. Aab purchased 16,180 shares of Class A Common Stock from two family members (the "Family Shares") for $355,960, or $22.00 per share, using personal funds in a privately negotiated transaction.

                                                          Page 7 of 10 Pages

         On June 1, 1998, Mr. Aab purchased 165,000 shares of restricted Class A Common Stock (the "Warrant Shares") from a former executive officer of the Company for $2,970,000, or $18.00 per share in a privately negotiated transaction. The consideration paid by Mr. Aab consisted of the cancellation of a promissory note payable to Mr. Aab in the amount of $471,900 and cash in the amount of $2,498,100. The cash portion of the purchase price was paid by Mr. Aab with personal funds.

Item 4.  Purpose of Transaction

         All shares of Class B Common Stock held by the Reporting Persons were acquired in connection the formation of the Company or its predecessors and in connection with additional equity contributions prior to the registration of the Class A Common Stock under Section 12(g) of the Exchange Act. The Family Shares were acquired by Mr. Aab to facilitate financial planning transactions by certain of his family members. The Warrant Shares were acquired by Mr. Aab to facilitate the exercise of a warrant by a former executive officer of the Company. All shares of Class A Common Stock and Class B Common Stock acquired by the Reporting Persons have been acquired for general investment purposes.

         The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the Company in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Company's securities, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the Company and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations. As a result of his beneficial ownership of 100% of the Class B Common Stock and 181,180 shares of Class A Common Stock, Mr. Aab controls the Company. From time to time, Mr. Aab or one or more of the other Reporting Persons may hold discussions with third parties or with management of the Company in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4. Each of the Reporting Persons may, at any time, review or reconsider his or her position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

                                                            Page 8 of 10 Pages

Item 5.  Interest in Securities of the Issuer

         (a)-(b) Mr. Aab beneficially owns 17,256,450 shares of Class A Common Stock. This amount includes (i) 8,721,770 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and 181,180 shares of Class A Common Stock held of record by Mr. Aab and as to which he has sole voting and dispositive power; (ii) 4,309,500 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Melrich, of which Mr. and Mrs. Aab are the sole general partners and as to which Mr. and Mrs. Aab share dispositive power and Mr. Aab has sole voting power pursuant to the Class B Stockholders Agreement; and (iii) 294,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Mr. Ganatra and 3,750,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Super STAR, as to which Mr. Aab has sole voting power pursuant to the Class B Stockholders Agreement. Mr. Aab beneficially owns 62.9% of the Class A Common Stock, an amount which assumes conversion of the 17,075,270 shares of Class B Common Stock held of record by Mr. Aab, Melrich, Mr. Ganatra, and Super STAR.

         Mrs. Aab beneficially owns 4,309,500 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Melrich and as to which Mr. and Mrs. Aab share dispositive power. Mrs. Aab beneficially owns 29.4% of the Class A Common Stock, an amount which assumes conversion of the 4,309,500 shares of Class B Common Stock held of record by Melrich.

         Mr. Ganatra beneficially owns 4,044,000 shares of Class A Common Stock. This amount includes 294,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Mr. Ganatra directly and 3,750,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Super STAR. Mr. Ganatra holds sole dispositive power with respect to these shares. Mr. Ganatra beneficially owns 28.1% of the Class A Common Stock, an amount which assumes conversion of the 4,044,000 shares of Class B Common Stock held of record by Mr. Ganatra and Super STAR.

         (c) See Item 3 for a description of transactions effected by Mr. Aab in the Class A Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

                                                         Page 9 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

         The Reporting Persons own all issued and outstanding shares of Class B Common Stock and are parties to the Class B Stockholders Agreement, dated as of January 1, 1998, pursuant to which, among other things, the parties agreed to grant to Mr. Aab an irrevocable proxy to vote all of their shares of Class B Common Stock. The agreement also provides that if a party proposes to sell or otherwise transfer shares of Class B Common Stock to anyone other than a Permitted Transferee (as defined in the Company's Restated Certificate of Incorporation) or to convert such shares into Class A Common Stock, the other holders of Class B Common Stock would have a right to acquire the shares of Class B Common Stock that are proposed to be sold, transferred, or converted.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1:        Joint Filing Agreement of Richard T. Aab, Joyce M.
                           Aab, and Tansukh V. Ganatra pursuant to Rule 13d-1(k)

         Exhibit 2: Amended and Restated Class B Stockholders Agreement, dated as of June 1, 1998*

         -----------
         * Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on S-1 (File No. 333-463341).

                                                        Page 10 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1998



                                                 /s/ Richard T. Aab
                                                 ____________________________
                                                 Richard T. Aab


                                                 /s/ Joyce M. Aab
                                                 ____________________________
                                                 Joyce M. Aab


                                                 /s/ Tansukh V. Ganatra
                                                 ____________________________
                                                 Tansukh V. Ganatra